XM SATELLITE RADIO INC. AND SUBSIDIARIES

Exhibit 21.1

Subsidiaries of XM Satellite Radio Inc.

XM Innovations Inc.

XM Equipment Leasing LLC

XM EMall Inc.

XM Capital Resources Inc.

Interoperable Technologies LLC (50% owned)

All of these subsidiaries are organized in the State of Delaware and are wholly owned subsidiaries unless otherwise noted.